Exhibit 99.1

For More Information Contact:

MEDIA CONTACTS:
Elan                                      Biogen Idec
Anita Kawatra                             Amy Brockelman
Ph: 212 407 5755                          Ph: 617 914 6524
800 252 3526

INVESTOR CONTACTS:
Elan                                      Biogen Idec
Emer Reynolds                             Christina Dillon
Ph: 353 1 709 4000                        Ph: 617 679 2812
800 252 3526

             ELAN AND BIOGEN IDEC ANNOUNCE INITIATION OF ANTEGREN(R) RHEUMATOID ARTHRITIS TRIAL; PHASE II STUDY TO BEGIN FIRST HALF OF 2004

Dublin, Ireland, Cambridge, MA and San Diego, CA -- February 3, 2004 -- Elan Corporation, plc and Biogen Idec today announced that an Investigational New Drug (IND) Application for ANTEGREN(R) (natalizumab) for the treatment of rheumatoid arthritis (RA) has been filed with the U.S. Food and Drug Administration (FDA). The commencement of a Phase II clinical trial is on track to begin in the first half of this year.

RA is a chronic progressive autoimmune disease that affects approximately 5.8 million people worldwide. RA often begins with pain and stiffness in the small joints of the hands and feet and can progress to involve other joints, sometimes with severe disability and disfigurement. Natalizumab is of interest in moderate-to-severe RA because of its novel mechanism of action.

"With the IND application process complete, we can now proceed with the clinical trials that will evaluate the ability of natalizumab to treat people with rheumatoid arthritis," said Lars Ekman, MD, executive vice president and president, Research and Development, Elan. "Additionally, we remain committed to the further development of natalizumab in Crohn's disease and are very encouraged by the recent positive news with the Phase III maintenance trial."

The RA study will be a Phase II, multicenter, double-blind, placebo-controlled study of the efficacy, safety and tolerability of intravenous natalizumab (300 mg) in patients with moderate-to-severe rheumatoid arthritis receiving concomitant treatment with methotrexate.


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 "Elan and Biogen Idec look forward to investigating the potential of natalizumab in the treatment of rheumatoid arthritis, a therapeutic area with unmet medical need. In addition, our Phase III multiple sclerosis studies for natalizumab are ongoing with more than 2,000 patients enrolled," said Burt Adelman, MD, executive vice president, Development, Biogen Idec.

About ANTEGREN (natalizumab)

Elan and Biogen Idec are collaborating on the development, manufacturing and marketing of natalizumab, currently in Phase III trials for multiple sclerosis
(MS) and Crohn's disease. Natalizumab, a humanized monoclonal antibody, has a novel mechanism of action: it is the first alpha-4 antagonist in the new SAM (selective adhesion molecule) inhibitor class. The drug was designed to selectively inhibit immune cells from leaving the bloodstream and to prevent these cells from migrating into tissue -- the gastrointestinal tract in Crohn's disease, the brain in MS, and the joints in RA -- where they may cause or maintain inflammation. To date, more than 4,000 patients have participated in natalizumab clinical studies.

About Elan

Elan Corporation, plc (NYSE: ELN) is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, severe pain and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

About Biogen Idec

Biogen Idec (NASDAQ: BIIB) creates new standards of care in oncology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labeling, press releases and additional information about the company, please visit http://www.biogenidec.com.


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Safe Harbor/Forward Looking Statements

This press release contains forward-looking statements regarding the planned timing of initiation of a Phase II clinical trial of ANTEGREN(R) (natalizumab) in RA and the potential for natalizumab as a treatment for RA. These statements are based on the companies' current beliefs and expectations, and are subject to risks and uncertainties that could cause actual results to differ materially. For example, the planned timing of initiation of clinical trials is subject to the ability of the companies to enroll patients, enter into agreements with clinical trial sites and investigators, and other technical hurdles and issues. The therapeutic potential of natalizumab as a treatment for RA is subject to the risks inherent in drug development. Drug development involves a high degree of risk. Drugs may not show therapeutic effect or an acceptable safety profile in early stage clinical trials. Success in early stage clinical trials does not ensure that later stage or larger scale clinical trials will be successful. The results achieved in later stage trials may not be sufficient to meet applicable regulatory standards. Problems or delays may arise during clinical trials or in the course of developing, testing or manufacturing drugs. For more detailed information on the risks and uncertainties associated with the companies' drug development and other activities see the periodic reports of Elan Corporation, Biogen Idec and Biogen, Inc. filed with the Securities and Exchange Commission. The companies do not undertake any obligation to publicly update any forward-looking statements.

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